Exhibit K

June 6, 2007

BBAC, LLC and its Subsidiaries

3060 Peachtree Road, N.W.

Suite 1410

Atlanta, Georgia 30305

Attention: Mr. Reid M. Zeising

$18,500,000 Senior Secured Revolving Credit and Term Loan Facility

Commitment Letter

Ladies and Gentlemen:

Regions Bank, an Alabama banking corporation (“Lender”) is pleased to confirm to BBAC, LLC, a Delaware limited liability company (“Parent”), and BBAC Merger Sub, Inc., a Delaware corporation (“Merger Sub”; Parent and Merger Sub are collectively referred to herein as “Companies” and individually as a “Company”), the commitment of Lender to provide a senior secured revolving and term loan facility to the Companies in an aggregate amount of up to $18,500,000 (the “Credit Facility”), based upon and subject to the terms and conditions set forth in this letter and the term sheet attached as Exhibit A hereto (the “Term Sheet”, and together with this letter, collectively, the “Commitment Letter”). The proceeds of the Credit Facility will be used by Merger Sub to acquire the stock of Back Yard Burgers, Inc. (“Target”) and for ongoing working capital needs of the Companies.

Each Company hereby represents, warrants and covenants that (i) all information (other than the Projections) (as defined below)), which has been or is hereafter made available to Lender by such Company, or on behalf of such Company, in connection with the business of such Company and its subsidiaries or in connection with the Target (“Information”) is and will be complete and correct as to the subject matter thereof in all material respects as of the date made available to Lender and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading and (ii) all financial projections concerning the Companies, their affiliates and the Target which have been or are hereafter made available to Lender by the Companies or any of its representatives (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions at the time such Projections were (or hereafter are) prepared. Each Company agrees to furnish to Lender such Information and Projections as Lender may reasonably request and to supplement the Information and the Projections from time to time until the closing date of the Credit Facility so that the representation, warranty and covenant in the preceding sentence is correct on the closing date of the Credit Facility.

The Companies will promptly reimburse Lender for all reasonable costs and expenses actually incurred by Lender in connection with its continuing review of the transaction and the preparation and negotiation of this Commitment Letter (including any amendment or modification hereto), and the loan documentation of the Credit Facility, including reasonable attorneys’ fees and legal expenses, appraisal fees, environmental assessments, filing and search charges, recording taxes and field examination expenses (including the then-standard per diem charges per person per day plus out-of-pocket expenses for the field examiners of Lender in the field and in the office, including travel, hotel and all other reasonable out-of-pocket expenses).

All such charges and expenses are to be paid to Lender promptly upon demand, and Lender may from time to time request or Lender may require that the Companies pay such charges directly, including as to appraisals. Lender has the right to apply to such charges and expenses any sums received from or on behalf of the Companies or any of their subsidiaries. The Company shall provide to Lender concurrently with the execution of this Commitment Letter a due diligence deposit of $75,000 (the “Expense Deposit”). Such Expense Deposit, together with any other deposits at any time received, will be retained as a fee if either (i) the transaction does not close on or before September 30, 2007, if due to delays or actions of the Companies or their inability to fulfill the conditions to closing or (ii) Companies elect not to pursue the closing of the Credit Facility. The arrangements with respect to such charges after the closing of the Credit Facility will be governed by the terms of the loan documentation.

In consideration for Lender’s willingness to issue this Commitment Letter, Companies agree to pay to Lender an aggregate non-refundable closing fee in the amount of $262,500 in immediately available funds (the “Closing Fee”), which Closing Fee shall be fully earned and payable, if not sooner paid, on the closing date of the transactions contemplated by this Commitment Letter.

Each Company and its subsidiaries agree to jointly and severally indemnify and hold harmless Lender and each director, officer, employee, attorney, advisor, agent and affiliate of Lender (each such person or entity referred to hereafter in this paragraph as an “Indemnified Person”) from any losses, claims, costs, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigation, with respect thereto) to which any Indemnified Person may become subject, insofar as such losses, claims, costs, damages, expenses or liabilities (or actions, suits, or proceedings, including any inquiry or investigation, with respect thereto) arise out of, in any way relate to, or result from, this Commitment Letter, reports or other information provided by or on behalf of any Company to any Indemnified Person or contemplated by or referred to herein or therein or the other transactions contemplated hereby and thereby and to reimburse upon demand each Indemnified Person for any and all legal and other expenses actually incurred in connection with investigating, preparing to defend or defending any such loss, claim, cost, damage, expense or inquiry or investigation, with respect thereto; provided, that the Companies and their subsidiaries shall have no obligation to any Indemnified Person under this indemnity provision for liabilities to the extent that such liabilities are determined by a final, nonappealable judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person. The foregoing provisions of this paragraph shall be in addition to any right that an Indemnified Person shall have at common law or otherwise.

This Commitment Letter is addressed solely to the Companies and is not intended to confer any obligations to or on, or benefits to or on, any third party. No Indemnified Person shall be responsible or liable for special, indirect, consequential, exemplary, incidental or punitive damages which may be alleged as a result of this Commitment Letter.

Except as required by applicable law, regulatory authority, order or decree, this Commitment Letter and the contents of such documents shall not be disclosed by the Companies or their affiliates to any third party without the prior consent of Lender, other than to Cherokee Advisors LLC, Harbert Mezzanine Fund II, L.P., the Target, the investors from time to time in Parent, and their respective attorneys, employees, boards of directors (or similar governing body), financial and professional advisors and accountants.

Each Company acknowledges and agrees that Lender may share with its affiliates any information relating to the Credit Facility, the Companies, their subsidiaries or the Target.

This Commitment Letter will be of no force and effect unless a counterpart hereof is accepted in writing by the Companies and received by Lender by 5:00 p.m. in Atlanta, Georgia on June 9, 2007, together with the Expense Deposit. The commitment of Lender under this Commitment Letter, if timely accepted and agreed to by the Companies, will terminate upon the earliest of (i) the occurrence of any event that Lender reasonably believes in good faith has, or would be expected to have, a material adverse effect on the business, assets, liabilities (actual or contingent) operations, or financial condition of the Companies and their subsidiaries, taken as a whole, or the Target, since March 31, 2007, and (ii) as of the close of business on September 30, 2007, if the initial borrowings under the Credit Facility have not occurred on or prior to such date. All indemnities and obligations of the Companies and their subsidiaries and affiliates hereunder shall be joint and several and shall survive the termination of this Commitment Letter or the commitment of Lender hereunder.

This Commitment Letter contains the entire commitment of Lender for this transaction and, upon acceptance by the Companies, supersedes all prior proposals, commitment letter, negotiations, discussions and correspondence. This Commitment Letter may not be contradicted by evidence of any alleged oral agreement. No party has been authorized by Lender to make any oral or written statements inconsistent with this Commitment Letter.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission or other electronic means shall be effective as delivery of a manually executed counterpart hereof.

This Commitment Letter may not be assigned by the Companies without the prior written consent of Lender and may not be amended, waived or modified, except in writing signed by Lender and the Companies. Lender may terminate this Commitment Letter if, in Lender’s good faith judgment, any condition to the obligations of Lender set forth in this Commitment Letter or in the proposed definitive documentation is or becomes incapable of satisfaction. This Commitment Letter is governed by and construed in accordance with the laws of the State of Georgia, without regard to principles of conflicts of law.

This Commitment Letter supersedes and replaces in all respects the Commitment Letter dated June 5, 2007, executed by Lender but not accepted by the Companies (the “Previous Commitment Letter”). The Previous Commitment Letter is hereby rescinded and shall be of no further force or effect.

LENDER AND COMPANIES EACH WAIVE THEIR RIGHT TO A JURY TRIAL IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS REFERRED TO IN THIS COMMITMENT LETTER.

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signatures begin on following page.]

If the Companies accept and agree to the foregoing, please so indicate by executing and returning the enclosed copy of this letter for itself and its subsidiaries to Lender, together with the Expense Deposit.

We look forward to continuing to work with you to complete this transaction.

Very truly yours,

REGIONS BANK

By:	/s/ Joseph M. Rusnic
Joseph M. Rusnic
Executive Vice President

BBAC, LLC,
for itself and BBAC Merger Sub, Inc.

By:	/s/ Reid M. Zeising
Name:	Reid M. Zeising
Title:	Managing Member

EXHIBIT A

BBAC, LLC

$18,500,000 Senior Secured Revolving Credit and Term Loan Facility (“Credit Facility”)

Summary of Proposed Terms and Conditions

June 6, 2007

Borrower(s):	BBAC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and any other operating company that is a subsidiary of Merger Sub after giving effect to the acquisition.

Guarantors:	Any subsidiary of Merger Sub that is not a Borrower

Pledgor:	BBAC, LLC, a Delaware limited liability company (“Parent”)

Lender:	Regions Bank, an Alabama banking corporation

Credit Facility:

$18,500,000 (the “Maximum Credit”) consisting of:

(a)     revolving loans (“Revolving Loans”) up to a maximum amount outstanding at any time of $2,000,000 (which maximum amount shall be reduced to $1,000,000 at the end of business on the third (3rd) business day after the closing date), including a sublimit for letters of credit in an amount to be determined (letters of credit will be 100% reserved against borrowing availability under the revolving credit facility).

(b)    a term loan of up to $16,500,000 (“Term Loan”).

Revolving Loans may be drawn, repaid and reborrowed. The Term Loan will be drawn in a single advance at closing and, once repaid, may not be reborrowed.

Repayment of Revolving Loans and Annual “Clean-Up”:

The principal balance of the Revolving Loans shall be reduced to zero on the third (3rd) business day after the closing date, and, thereafter, shall only be used by Borrowers for ordinary working capital purposes. Borrowers will be required to reduce the principal balance of the Revolving Loans to zero for 30 days in each loan year.

The principal balance of the Revolving Loans shall be repaid in full on the maturity date.

Repayment of Term Loan:

Interest only on the Term Loan shall be payable on the first day of each month. The principal amount of the Term Loan shall be payable on the maturity of the Term Loan.

The principal amount of the Term Loan also shall be subject to mandatory prepayment as follows:

(i) if 18 months after the closing date, the outstanding balance of the Term Loan exceeds $6,500,000, then the principal amount of the Term Loan shall be immediately prepaid by Borrowers by an amount equal to the excess above $6,500,000;

(ii) the principal amount of the Term Loan shall also be prepaid to the from the proceeds of any sale of real estate or franchises after the closing date, except to the extent otherwise provided in the section of this Term Sheet titled “Real Estate and Franchise Release Provisions”; and

(iii) annually (within 120 days after the end of any fiscal year, beginning with the fiscal year ending December 31, 2008) the principal amount of the Term Loan shall also be prepaid from Excess Cash Flow (as defined below) for the respective fiscal year in an amount equal to one hundred percent (100%) of such Excess Cash Flow, which amount will be reduced to: (A) seventy-five percent (75%) if the Senior Leverage Ratio as of the end of such fiscal year is greater than 2.50x but less than or equal to 4.00x, and (B) fifty percent (50%) if the Senior Leverage Ratio as of the end of such fiscal year is less than or equal to 2.50x.

“Excess Cash Flow” will be equal to (a) Borrower’s consolidated net income (disregarding extraordinary transactions) before interest, taxes, depreciation and amortization, plus (b) decreases in working capital, less (c) scheduled amortization of indebtedness paid in cash, any permitted voluntary prepayments of indebtedness, interest expense paid in cash, unfinanced capital expenditures, increases in working capital, and taxes paid in cash.

Interest and Fees:

Borrowers may elect that Revolving Loans and the Term Loan bear interest at a rate per annum equal to (a) the Prime Rate plus the Applicable Margin or (b) the LIBOR index rate plus the Applicable Margin.

“Prime Rate” means the rate of interest publicly announced by Lender as its “prime rate”, subject to each increase or decrease in such prime rate, effective as of the day any such change occurs.

“Applicable Margin” means (i) 2.75% as to Revolving Loans bearing interest using the Prime Rate and 3.75% as to Revolving Loans bearing interest using the LIBOR index rate, (ii) 2.75% as to any portion of the Term Loan bearing interest using the Prime Rate and 3.75% as to any portion of the Term Loan bearing interest using the LIBOR index rate, in each case, until the last day of the twelfth (12th) month after closing; the Applicable Margin shall increase or decrease on a quarterly basis thereafter based upon the following pricing grid:

Senior Debt/ EBITDA	LIBOR Rate Margin	Prime Rate Margin
> 4.00x	3.75%	2.75%
< 4.00x - > 3.50x	3.50%	2.50%
< 3.50x - > 3.00x	3.25%	2.25%
< 3.00x	3.00%	2.00%

Borrowers shall pay to Lender an unused line fee calculated at 0.375% per annum on the average daily unused portion of the Revolving Loan facility, payable monthly in arrears.

After an event of default, the applicable rates of interest shall, at Lender’s option, be increased by 2% per annum above the highest pre-default rates.

All per annum rates and fees will be computed on the basis of actual days elapsed over a 360 day year.

Collateral:	First priority perfected security interests and liens to secure all obligations of Borrowers and Guarantors to Lender upon all of Borrowers’ and Guarantors’ present and future assets, including all accounts, general intangibles, chattel paper, documents, instruments, supporting obligations, letter-of-credit rights, deposit accounts (subject to certain exceptions for deposit accounts in which de minimis balances are maintained), investment property, inventory, equipment (other than any vehicle, to the extent perfection of a security interest in such vehicle would require compliance with any certificate of title statute), fixtures and real property, and all products and proceeds thereof, a pledge of all of the equity interests in subsidiaries of Borrowers and Guarantors, and a pledge of all of the equity interests in Merger Sub owned at any time by Parent (the “Collateral”), provided that the Collateral will not include any rights or interests of a Borrower or Guarantor in any contract if, under the terms of such contract or any applicable law with respect thereto, the valid grant of a security interest or other lien therein to Lender is prohibited and such prohibition has not been or is not waived or the consent of the other party to such contract has not been or is not otherwise obtained or under applicable law such prohibition cannot be waived, and provided further that the foregoing exclusion shall in no way be construed (i) to apply if any such prohibition is ineffective or unenforceable under the UCC (including Sections 9-406, 9-407, 9-408 or 9-409) or any other applicable law or (ii) so as to limit, impair or otherwise affect Lender’s unconditional continuing security interest in and lien upon any rights or interests of any Borrower or Guarantor in or to monies due or to become due under any such contract (including any accounts).

Notwithstanding the foregoing, the Collateral will not include any interest of any Borrower or Guarantor as a tenant or lessee of any real property. In addition, Lender agrees not to record a mortgage, deed of trust or other security deed on any properties listed on Schedule 1 attached hereto, which are intended to be subject to a sale-leaseback transaction within 120 days after the closing date (the “Sale-Leaseback Properties”), provided that, with respect to each such Sale-Leaseback Property: (a) on the closing date, Borrowers shall execute and deliver to Lender a mortgage, deed of trust or other security deed otherwise in accordance with the terms hereof, (b) on the closing date, Borrowers shall execute and deliver to Lender a negative pledge agreement in form and substance satisfactory to Lender, which Lender shall be entitled, at Borrowers’ expense, to record in the appropriate real estate recording office at closing, (c) Lender shall be entitled to record such mortgage, deed of trust or other security deed, at Borrowers’ expense, upon the sooner to occur of 120 days after the closing date (if Borrowers have not consummated a sale-leaseback transaction with respect to such Sale-Leaseback Property), or the date that a default or event of default occurs (subject to any applicable cure periods), and (d) on the closing date, Lender shall have received satisfactory results of a title search.

The obligations secured may include hedging and bank product obligations of Borrowers and Guarantors.

The Revolving Loans and the Term Loan shall be cross-collateralized.

Prior to the closing of the transaction set forth herein, Borrowers, each Guarantor and Parent agree that Lender is irrevocably and unconditionally authorized to file UCC financing statements naming Lender, as secured party, and each Borrower, Guarantor or Parent, as debtor, with respect to the Collateral (provided that, with respect to Parent, such UCC financing statement shall list as collateral only the equity interests in Merger Sub owned by Parent). Lender agrees to terminate such filings, at the applicable obligor’s expense, promptly upon Lender’s receipt of written request therefor after September 30, 2007 (or after termination of the Commitment Letter, if sooner), if the transactions contemplated hereby have not closed on or before such date.

Use of Proceeds:	Proceeds of the Credit Facility shall be used to finance the acquisition of the stock of Back Yard Burgers, Inc. (the “Target”), to finance capital expenditures, for costs, expenses and fees in connection with the Credit Facility and for working capital of Borrowers and other proper corporate purposes, provided that, beginning at the end of business on the third (3rd) calendar day after the closing date, proceeds of Revolving Loans may only be used for ordinary working capital of Borrowers.

Real Estate and Franchise Release Provisions:

After the closing date, Borrowers may request that Lender consent to the sale of certain real estate and franchises of Borrowers and Guarantors and that Lender release its liens therein. Any such sale and release of liens shall be subject to Lender’s consent, which consent shall not be unreasonably withheld, and Lender may consider, among other factors at the time of any such request, the nature of the transaction, the amount of the term loans then outstanding, the amount of term loans to be repaid from the proceeds of such sale, and the value of the other remaining collateral after giving effect to such sale.

Borrowers and Guarantors shall not be permitted to sell any such real estate or franchises or to request Lender’s release of liens therein, if any default or event of default exists at the time of such proposed sale or would result therefrom. The applicable Borrower or Guarantor shall receive the full amount of the purchase price (net of broker’s commissions, transaction fees and similar costs) in cash or immediately available funds simultaneously with the consummation of any such sale to which Lender consents, which proceeds shall be remitted as follows: (i) 100% of such net sale proceeds shall be remitted to Lender for application to the Term Loan, if the outstanding principal balance of the Term Loan is greater than $6,500,000 or the Senior Debt Leverage Ratio is greater than 2.0 to 1.0, and (ii) 50% of such net sale proceeds shall be remitted to Lender for application to the Term Loan, if the outstanding principal balance of the Term Loan is less than $6,500,000 and the Senior Debt Leverage Ratio is less than 2.0 to 1.0.

Term:	Revolving Loan Facility: Forty-eight (48) months from the date of closing. Term Loan: Forty-eight (48) months from the date of closing.

Cash Management:	The Borrowers’ and Guarantors’ cash management system shall be reasonably acceptable to Lender. Where reasonably practicable, the Borrowers and Guarantors shall maintain their primary depository banking relationship with Lender.

Documentation:	Definitive loan documentation (collectively, the “Loan Documents”), including, without limitation, a loan and security agreement, supplemental security agreements, mortgages, pledge agreements, guarantees, control agreements (subject to certain exceptions for deposit accounts in which de minimis balances are maintained), intercreditor and debt subordination agreements, UCC financing statements, collateral access agreements for leased and third party locations, opinion letters of counsel to Borrowers and Guarantors, and related documents, each in form and substance satisfactory to Lender.

The loan documentation will also provide that Lender may assign loans and commitments and/or sell participations in the Credit Facility, subject to Borrowers’ consent unless a default or event of default has occurred and is continuing at the time any such assignment or participation is consummated.

Representations and Warranties:	Usual and customary for facilities of this nature, including, but not limited to, representations and warranties concerning: the Collateral; corporate existence and good standing, power and authority; accuracy of financial information; solvency; absence of material adverse changes as of the date of closing; locations of jurisdiction of incorporation, chief executive office and Collateral; priority of Lender’s security interests; ownership of properties, and absence of other liens (except as specifically agreed to by Lender); filing of tax returns and payment of taxes; absence of material litigation or investigations; compliance with other agreements and applicable law, regulation, etc.; identification of bank accounts; environmental matters; employee benefit matters; accuracy and completeness of information furnished to Lender; survival and continuing nature of representations and warranties.

Financial Covenants:

Financial covenants will include and be limited to the following:

•        Minimum Adjusted EBITDA, measured as of the last day of each fiscal quarter

•         Fixed Charge Coverage Ratio, measured as of the last day of each fiscal quarter

(Adjusted EBITDAR minus maintenance capex minus cash taxes minus cash dividends)/(scheduled principal payments plus interest plus annual cash rent)

•         Senior Debt Leverage Ratio, measured as of the last day of each fiscal quarter

(Senior Funded Debt including Capital Leases minus cash on hand/Adjusted EBITDA)

•         Maximum annual growth/remodel capital expenditures, measured as of the last day of each fiscal quarter: to be defined and amount to be set in a manner reasonably satisfactory to Lender and Borrowers.

The required covenant levels (other than covenant levels relating to Maximum growth/remodel capital expenditures) for each fiscal quarter of Borrowers on a consolidated basis are set forth on Schedule 2. Adjusted EBITDA is defined on Schedule 3. The financial covenants shall be calculated so as to give pro forma effect to any asset disposition (including, without limitation, the sale/leaseback transactions) occurring during the applicable period as if such disposition occurred at the beginning of the period.

Borrowers’ failure to comply any financial covenant which is based, in part, on a determination of Adjusted EBTIDA or EBITDAR for a period of time (a “Financial Covenant Default”), shall not constitute an Event of Default if the Borrowers receive additional capital contributions within five business days following the date on which the Borrowers are required to deliver their compliance certificate for such period (which additional capital contributions shall be added dollar-for-dollar to Adjusted EBITDA and/or EBITDAR for such period) and, as a result of adding such additional capital contribution to Adjusted EBITDA and/or EBITDAR, Borrowers are not in default under such financial covenant, provided that, Borrowers shall not be permitted to cure Financial Covenant Defaults more than one time during any 365-day period, and until the cure period for any such Financial Covenant Default has expired, a default (but not an event of default) shall exist under the Loan Documents.

Affirmative Covenants:	Usual and customary for facilities of this nature, including, but not limited to: maintenance of corporate existence and rights; requirements for new locations; compliance with laws; performance of obligations; maintenance of properties in good repair; maintenance of appropriate and adequate insurance; Lender’s rights to inspect books and properties; payment of taxes and claims; delivery of financial statements, financial projections and other information; collateral reporting, notices and appraisal requirements; and further assurances.

Financial reporting will include audited fiscal year end financial statements within 120 days after fiscal year end; monthly comparative financial statements within 45 days after the previous month end (provided that if the Senior Debt Leverage Ratio is less than 2.5 to 1.0, then Lender will require delivery of quarterly financial statements rather than monthly financial statements); monthly budgets and/or forecasts including, but not limited to, balance sheet, income statement and cash flows for upcoming fiscal year within 30 days before the fiscal year end; and monthly financial information regarding the performance of franchises (provided that if the Senior Debt Leverage Ratio is less than 2.5 to 1.0, then Lender will require delivery of quarterly financial information rather than monthly financial information).

Within 18 months after the closing date, the Borrowers shall have received net proceeds from sales of real estate and franchises, which shall be remitted to the Lender to repay the principal balance of the Term Loan, in an amount not less than $10,000,000.

Negative Covenants:

Usual and customary for facilities of this nature (subject to certain exceptions and baskets as may be acceptable to Lender), including, but not limited to, limitations on: dividends, redemptions and repurchases of capital stock; incurrence of debt (including capital leases) and guarantees; repurchases or prepayment of debt; management fees not to exceed $50,000 in any calendar year; creation or suffering of liens; loans, investments and acquisitions; affiliate transactions (other than salaries and incentive compensation paid to employees of Borrowers in the ordinary course of business of Borrowers, notwithstanding that such employees may also be investors in, or employees of, Cherokee Advisors, LLC or Parent); changes in business conducted; asset sales (other than permitted sales of real estate and franchises, as provided below), mergers and consolidations; capital expenditures; restrictions affecting subsidiaries; etc.

Notwithstanding the foregoing, on and after twelve months following the closing date, Borrowers would be permitted to make annual cash dividends to Parent (for further distribution to the holders of Series A Preferred shares of Parent), so long as (a) no default or event of default is in existence or would result therefrom, (b) Borrowers demonstrate pro forma compliance with the Fixed Charge Coverage Ratio after giving effect to each such dividend, (c) the Senior Leverage Ratio, after giving effect to each such dividend, would be less than 3.50x, and (d) the aggregate amount of such dividends does not exceed, in any year, $1,200,000.

In addition, in consideration of Lender’s agreement not to require Parent to guaranty the Credit Facility, and without limiting the generality of any of the foregoing, Borrowers, each Guarantor and Parent acknowledge and agree that Borrowers and Guarantors shall not be permitted to (i) transfer, sell or otherwise dispose of any of their assets to Parent or any subsidiary of Parent that is not a Borrower, (ii) pay any dividends, distributions, redemptions, repurchases or other amounts in respect of the equity interests of Merger Sub owned by Parent, except as expressly provided in the preceding paragraph, or (iii) make any loans to or other investments in Parent or any subsidiary of Parent that is not a Borrower, or receive any loans from Parent or any such subsidiary. In no event shall Parent be permitted to grant in favor of any person other than Lender or Subordinated Lender (as defined below) a lien or security interest in any of the equity interests of Merger Sub owned by Parent.

Events of Default:	Usual and customary for facilities of this nature to include, but not be limited to, payment and performance defaults under any of the loan documentation, cross-defaults to other indebtedness and documents (including, but not limited to, the indebtedness under the Credit Facility), breach of representations, warranties and covenants, insolvency, voluntary and involuntary bankruptcy, judgments and attachments, revocation of any guaranty, dissolution, change in control (to be defined as the change of ownership or control of more than 35% of the voting equity interests in any Borrower) and change of management.

Conditions:	Subject to such conditions as may be established in connection with the credit approval, the closing of the Credit Facility will be subject to the satisfaction, in a manner acceptable to Lender, of those conditions precedent customarily required by Lender in similar financings, including, without limitation, the following:

(a) Receipt by Lender of all financial information, projections, budgets, business plans, cash flows and such other information as Lender shall request from time to time, on a consolidated and consolidating basis, including (i) projected monthly balance sheets, income statements, statements of cash flows of Borrowers, Guarantors and Target for the period through the end of the 2007 fiscal year, (ii) projected annual balance sheets, income statements and statements of cash flows of Borrowers and Guarantors through the maturity date of the Term Loan, in each case as to the projections described in clauses (i) and (ii), with the results and assumptions set forth in all of such projections in form and substance satisfactory to Lender, and an opening pro forma balance sheet for Borrowers and Guarantors in form and substance satisfactory to Lender, and (iii) any updates or modifications to the projected financial statements of Borrowers and Guarantors previously received by Lender, in each case in form and substance satisfactory to Lender.

(b) Lender’s completion of its business and legal due diligence, with results satisfactory to Lender, including (i) receipt and review of third party and real estate appraisals, in form and containing assumptions and appraisal methods satisfactory to Lender by an appraiser reasonably acceptable to Lender on which Lender is permitted to rely, (ii) field examinations of the business and collateral of Borrowers, Guarantors and Target in accordance with Lender’s customary procedures and practices and as otherwise required by the nature and circumstances of the businesses of Borrowers, Guarantors and Target, (iii) environmental assessments of the stores and restaurants of Borrowers and Guarantors conducted by an independent environmental engineering firm reasonably acceptable to Lender and in form, scope and methodology acceptable to Lender, (iv) background checks with respect to Borrowers, Guarantors and their principals, officers and affiliates as determined by Lender and acceptable to Lender in all respects, and (v) receipt and review of organizational documents of Borrowers, any Guarantors and Parent, including shareholders and similar agreements which shall contain “drag-along” provisions acceptable to Lender with respect to equity interests in Merger Sub not owned by Parent. Lender shall be satisfied with the corporate and capital structure and management of Borrowers and Guarantors and with all legal, tax and accounting matters relating to Borrowers and Guarantors, and, in the exercise of Lender’s reasonable discretion, any other matters relating to Borrowers and Guarantors

(c) Execution and delivery of the Loan Documents by all parties thereto, all in form and substance satisfactory to Lender and including all consents, waivers, acknowledgments and other agreements from third persons that Lender may deem necessary or desirable, in form and substance satisfactory to Lender and including delivery to Lender of evidence of insurance coverage and a lender’s loss payee endorsement in favor of Lender as to casualty and business interruption insurance, and mortgagee’s title insurance by a company and in amounts reasonably acceptable to Lender, each of the foregoing in form and substance satisfactory to Lender.

(d) Lender shall hold perfected, first priority security interests in and liens upon the Collateral (subject only to exceptions that are acceptable to Lender in its sole discretion) and Lender shall have received such evidence thereof as it requires.

(e) Receipt by Lender of releases, terminations and such other documents as Lender may request to evidence and effectuate the termination by the existing lenders to Borrowers, Guarantors and Target of their respective financing arrangements with Borrowers, Guarantors and Target and the termination and release by it or them, as the case may be, of any interest in and to any assets and properties of Borrowers, Guarantors and Target, each in form and substance satisfactory to Lender.

(f) No material misstatements in or omissions from the materials previously furnished to Lender by Borrowers and Guarantors shall have been made. Lender must be satisfied that any financial statements delivered to it fairly present the business and financial conditions of Borrowers, Guarantors and Target.

(g) No defaults or events of default on the closing date under the loan documents for the Credit Facility or on any other debt or any material contract of Borrowers, Guarantors or Target shall exist.

(h) Lender shall have reviewed and found acceptable in all material respects the Agreement and Plan of Merger among Borrowers and Target (the “Merger Agreement”) and all other material documents, agreements and instruments executed in connection therewith and pursuant thereto and all conditions contained in the Merger Agreement shall have been satisfied or waived in accordance with the terms of the Merger Agreement and consented to by Lender (such consent not to be unreasonably withheld or delayed) and the transactions contemplated thereby consummated.

(i) Lender shall have received evidence satisfactory to Lender that, on the closing date, not less than $14,000,000 in cash shall have been contributed to the equity of Companies, and that Parent owns not less than 435,404 shares of the capital stock of Target (assuming Target has approximately 5,100,000 issued and outstanding shares of capital stock).

(j) Lender shall have reviewed and found acceptable the subordinated debt documents among Companies and Harbert Mezzanine Partners (“Subordinated Lender”), and the Companies shall have received not less than $6,000,000 in cash in secured subordinated debt from Subordinated Lender.

(k) Subordinated Lender shall have executed and delivered to Lender a duly executed debt and lien subordination agreement, in form and substance satisfactory to Lender in all respects.

(l) Except to the extent otherwise provided above with respect to Sale-Leaseback Properties, with respect to each parcel of real property owned by any Borrower or Guarantor, Lender shall have received, no later than 15 days prior to the closing date, such customary appraisals, environmental reports, surveys, and flood zone certifications as Lender may require in its reasonable discretion, and at the closing, the applicable Borrower or Guarantor shall execute and deliver to Lender (or cause to be executed and delivered to Lender): (a) a mortgage, deed of trust or other security deed with respect to each such parcel of owned real property, (b) an opinion letter of local counsel to such Borrower or Guarantor in each state in which a mortgage, deed of trust or other security deed is to be recorded, (c) a commitment for the issuance of a lender’s policy of title insurance covering Lender’s interest under each such mortgage, deed of trust or other security deed, in an amount not less than 110% of the appraised value of such real property, and (d) an environmental indemnity agreement with respect to such real property, in each case, in form and substance satisfactory to the Lender in all respects.

(m) No material adverse change in the business, operations, profits or assets of Borrowers, Guarantors or Target shall have occurred since the date of the most recent financial statements received by Lender or its latest field examination and no material pending litigation, proceeding, bankruptcy or insolvency, injunction, order or claims with respect to Borrowers, Guarantors or Target shall exist.

(n) Lender shall have confirmed that all financial reporting, financial and collateral systems and transition plans following the consummation of the acquisition are acceptable to Lender in all respects.

Governing Law:	Georgia (without regard to conflicts of laws).

USA PATRIOT Act:	Lender hereby notifies Borrowers and Guarantors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001) (the “Act”), it is required to obtain, verify and record information that identifies each person or corporation who opens an account and/or enters into a business relationship with it, which information includes the names and addresses of Borrowers and Guarantors and other information that will allow such Lender to identify such person in accordance with the Act. Borrowers and Guarantors are hereby advised that this commitment is subject to satisfactory results of such verification.

Each term used but not defined in this Exhibit A shall have the meaning assigned to such term in the Commitment Letter to which this Exhibit A is attached.

This Summary of Principal Terms and Conditions is not meant to be, nor shall it be construed as an attempt to describe all of, or the specific phrasing for, the provisions of the documentation. Rather, it is intended only to outline principal terms to be included in the Loan Documents; provided that nothing in the Loan Documents shall be materially inconsistent with the provisions set forth herein.

SCHEDULE 1

List of Sale-Leaseback Properties

Fourteen (14) parcels of real estate of Borrowers in the following locations:

Panama City, FL

Southaven, MS

Germantown, TN

Memphis, TN

North Little Rock, AR

Destin, FL

Olive Branch, MS

Cordova, TN

Fort Walton Beach, FL

Memphis, TN

Jackson, TN

Little Rock, AR

Crestview, FL

Jonesboro, AR

SCHEDULE 2

Financial Covenants

Quarterly Period End	Adjusted EBITDA	Senior Debt Leverage Ratio		Fixed Charge Coverage Ratio
Q3 - 2007	$3,500,000	4.50	x	1.10	x
Q4 - 2007	$3,500,000	4.50	x	1.10	x
Q1 - 2008	$3,500,000	4.00	x	1.10	x
Q2 - 2008	$4,000,000	4.00	x	1.10	x
Q3 - 2008	$4,000,000	4.00	x	1.15	x
Q4 - 2008	$4,000,000	4.00	x	1.15	x
Q1 - 2009	$4,000,000	3.00	x	1.15	x
Q2 - 2009	$4,000,000	3.00	x	1.15	x
Q3 - 2009	$4,000,000	3.00	x	1.20	x
Q4 - 2009	$4,000,000	3.00	x	1.20	x
Q1 - 2010	$4,000,000	2.00	x	1.20	x
Q2 - 2010	$4,000,000	2.00	x	1.20	x
Q3 - 2010	$4,000,000	2.00	x	1.20	x
Q4 - 2010	$4,000,000	2.00	x	1.20	x
Q1 - 2011	$4,000,000	2.00	x	1.20	x
Q2 - 2011	$4,000,000	2.00	x	1.20	x

SCHEDULE 3

Definition of Adjusted EBITDA

“Adjusted EBITDA” means, at any date of determination, an amount equal to consolidated net income of Borrowers and their subsidiaries on a consolidated basis determined in accordance with GAAP for the most recently completed four fiscal quarters (the “Measurement Period”), plus (without duplication) the following to the extent deducted in calculating consolidated net income for such Measurement Period (i) depreciation and amortization expense, (ii) consolidated interest charges, (iii) consolidated restaurant preopening costs in an amount not to exceed $130,000 per year, (iv) non-cash rent expense (v) non-cash compensation expense, (vi) non-recurring expenses (or minus non-recurring income items) reducing (or in the case of non-recurring income, increasing) such consolidated net income which do not represent a cash item in such a period or any future period, (vii) income tax paid or payable (less any income tax credits received) for such period, determined in accordance with GAAP (in each case of or by Borrowers and their subsidiaries for such Measurement Period), (viii) fees and out-of-pocket expenses incurred and actually paid by Borrowers in connection with the Credit Facility, the merger and the subordinated loan facility, in an aggregate amount not to exceed $1,500,000, (ix) one-time option review costs incurred during the operating period ending December 31, 2006, such amount not to exceed $350,000, (x) one-time private company savings not to exceed $250,000, minus (xi) one-time $350,000 for selected, underperforming franchisees.